Filed pursuant to Rule 433
Dated January 16, 2019
Relating to Preliminary Prospectus Supplement dated January 16, 2019 and the
Basic Prospectus dated January 9, 2019
Registration Statement No. 333-229176

Steelcase Inc.

5.125% Senior Notes due 2029

Pricing Term Sheet

This pricing term sheet (this “Pricing Term Sheet”) relates only to the securities described below and is qualified in its entirety by reference to (i) the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) of Steelcase Inc., dated January 16, 2019, and (ii) the related base prospectus dated January 9, 2019 (the “Base Prospectus”), included in the registration statement (File No. 333-229176), in each case, including the documents incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus only to the extent it is inconsistent with the information contained therein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Steelcase Inc.
Principal Amount:	$450,000,000
Maturity:	January 18, 2029
Coupon:	5.125%
Format:	SEC-Registered
Price to the Public:	99.213%
Yield to Maturity:	5.227%
Spread to Benchmark Treasury:	+ 250 basis points
Benchmark Treasury:	3.125% due November 15, 2028
Benchmark Treasury Price and Yield:	103-13 / 2.727%
Interest Payment Dates:	January 18 and July 18, commencing July 18, 2019
Optional Redemption:
Prior to October 18, 2028 (the “Par Call Date”), make-whole redemption at the Treasury Rate, plus 40 basis points, plus accrued and unpaid interest.

On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	January 16, 2019
Settlement Date:	January 18, 2019; T+2
CUSIP / ISIN:	858155AE4 / US858155AE40
Ratings*:	Baa2 (stable) / BBB (stable)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc. Fifth Third Securities, Inc.
Co-Manager:	U.S. Bancorp Investments, Inc.
Use of Proceeds:
The issuer intends to use a portion of the net proceeds from the offering to fund the redemption of its 6.375% Senior Notes due 2021, of which $250 million in the aggregate principal amount is outstanding, and related fees and expenses. The issuer intends to use the remaining net proceeds for general corporate purposes.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the Base Prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.